BRIGHT GREEN CORPORATION

1033 George Hanosh Boulevard

Grants, NM 87020

(833) 658-1799

September 21, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Green Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-266431

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bright Green Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File Number 333-266431), originally filed with the Commission on July 29, 2022 and amended on August 1, 2022 and August 2, 2022 (the “Registration Statement”), together with all amendments and exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to proceed with the proposed offering of the securities contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission, and that no securities have been or will be issued or sold in connection with the proposed offering pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact, Grant Levine, Esq. of Dentons US LLP at (212) 768-5384.

* * * *

Sincerely,

BRIGHT GREEN CORPORATION

/s/ Terry Rafih
Terry Rafih Interim Chief Executive Officer & Chairman of the Board

cc:	Saleem Elmasri, Chief Financial Officer, Bright Green Corporation
Eric Berlin, Dentons US LLP
Rob Condon, Dentons US LLP
Grant Levine, Dentons US LLP
Zachary Weiss, Dentons US LLP